Exhibit 12

Potash Corporation of Saskatchewan Inc.
Ratio of Earnings to Fixed Charges
(in millions of US dollars, except ratio amounts)
(unaudited)

	Year ended December 31

	2003	2002	2001	2000	1999

Canadian GAAP

Net (loss) income	$(126.3)	$53.6	$121.2	$198.0	$(412.0)
Income taxes	(20.6)	30.2	68.2	67.2	7.5
Share of earnings of equity investees	(12.4)	(5.3)	—	—	—
Fixed charges	117.8	102.7	104.3	104.6	93.3
Distributed income of equity investees	4.0	—	—	—	—
Interest capitalized	(1.5)	(4.2)	(0.5)	—	(2.6)

Total Earnings Available for Fixed Charges	$(39.0)	$177.0	$293.2	$369.8	$(313.8)

Fixed Charges

Interest expensed and capitalized	105.7	92.0	83.9	66.6	56.4
Amortization of debt issue costs	2.1	1.9	0.8	1.2	1.2
Estimated portion of rent expense representing interest	10.0	8.8	19.6	36.8	35.7

Total Fixed Charges	117.8	102.7	104.3	104.6	93.3

Ratio of Earnings to Fixed Charges	— [1]	1.72	2.81	3.54	— [1]

1 Earnings were inadequate to cover fixed charges by $156.8 million and $407.1 million for the years ended December 31, 2003 and December 31, 1999, respectively.